Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad

FUNDRISE

New 14.00% preferred equity investment in Fairfax, Virginia



We're excited to announce a new addition to your Fundrise portfolio: a preferred equity investment in an adaptive-reuse development converting a vacant office building into a 180-unit age-restricted (55+) multifamily community in Fairfax, Virginia. This investment offers an attractive 14.00%[1] gross annual return, further supporting the Income Fund's current distribution rate.

Investment overview

This investment represents an innovative adaptive-reuse project that transforms underutilized office space into modern senior housing in the heart of one of the most affluent counties in the country. The development will feature two five-story residential buildings with elevators, creating 180 age-restricted units designed for residents 55 and older. Units will include high-end finishes such as vinyl wood plank flooring, granite countertops, stainless steel appliances, private balconies and patios, walk-in closets, and spacious bathrooms.

The community will offer extensive amenities including a bistro and sports lounge, exterior dining deck, health and wellness club, golf simulator, club room, art studio, theater, library, workshop, walking trails, and grilling stations.

Investment strategy and structure

Preferred equity position: The investment is structured as preferred equity, providing priority returns ahead of common equity and the sponsor.

Compelling demographics: The primary market area features over 100,000 seniors aged 65 and older, with approximately 45,000 income-qualified senior households earning more than $50,000 annually. The median senior household income ranges above $125,000, and the broader five-mile radius shows a median household income of $142,687.

Market opportunity: This development benefits from a supply-constrained market, with the Fairfax/Oakton multifamily submarket maintaining a vacancy rate of just 4.4%, well below the wider DC MSA vacancy rate of 7.4%. The development also creates a competitive advantage by targeting renters 55+ while most nearby active adult and senior living assets require residents to be 62+, expanding the potential renter pool.

Experienced sponsor: The sponsor brings proven expertise in adaptive-reuse projects, specifically converting office buildings to residential use—a specialized skill set that's increasingly valuable in today's real estate environment.

Why this matters now

The Income Fund continues to find attractive opportunities in today's credit markets. This new investment's 14.00%[1] fixed return helps sustain the Income Fund's current 7.75%[2] distribution rate, even as yields on savings accounts and other income products decline.

The adaptive-reuse nature of this investment also addresses a growing trend as communities nationwide seek to repurpose underutilized commercial real estate into much-needed housing. This development exemplifies this transformation while serving the expanding demographic of active seniors who want modern amenities and community-oriented living.

We continue to focus on building a resilient, well-diversified portfolio designed to generate consistent income—even as public markets remain unpredictable.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of October 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

The Fundrise Income Real Estate Fund seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of The Fundrise Income Real Estate Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com. Pursuant to Rule 30e-1 under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseincomerealestatefund.com for the Income Fund's Semi-Annual Report.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

Portfolio investment: Century Farms in High-Growth Collin County



The Fundrise Income Real Estate Fund holds a compelling preferred equity investment: a 290-unit horizontal multifamily community in Anna, Texas, structured to deliver a 14.00%[1] gross annual return.

Investment highlights

- **14.00%[1] gross annual return** on preferred equity structure
- **Strategic location** in Collin County (2nd fastest-growing county in U.S.)
- **Differentiated product** combining single-family privacy with community amenities

Why this matters

This investment demonstrates the Income Fund's approach of targeting fixed-return real estate investments in high-growth markets. The development will be a 290-unit cottage-style rental community that blends the privacy and design of single-family homes with professionally managed multifamily amenities.

The preferred equity structure provides priority distributions and senior positioning in the capital stack, offering both attractive yield and enhanced downside protection. This approach reflects our focus on investments that deliver consistent income backed by real assets, independent of market volatility.

Market fundamentals and infrastructure timing

Located less than one mile from the upcoming $22 billion Collin County Outer Loop, the development is positioned to capture both tenant demand and market appreciation as infrastructure improves connectivity. Construction of the Outer Loop began in early 2024 and is expected to complete in the second half of 2026, coinciding with the start of leasing at the development.

The property sits in Collin County, where population has surged nearly 45% since 2010, with 9.3% annual growth projected through 2027. The development is zoned within McKinney ISD, one of Texas' highest-performing school districts, supporting long-term rental demand.

The property is part of a larger master-planned community including single-family rental homes and for-sale homes, creating a mixed-use environment that enhances long-term value.

About the Income Real Estate Fund

The Income Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through a diversified portfolio of stabilized properties and preferred equity positions in growing markets. Fixed-return investments like this exemplify the strategy — combining attractive risk-adjusted returns through senior capital structures with real asset-backed stability.

This approach helps **the Income Fund maintain its 7.75%[2] annualized distribution rate** even in uncertain market environments, providing individual investors access to institutional-quality real estate investments typically reserved for large institutions.

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Cottage-Style Living: 14.00% preferred equity in North Texas



The Income Real Estate Fund is earning 14.00%[1] gross annual returns through a preferred equity investment in a 290-unit horizontal multifamily community in one of the fastest-growing counties in the U.S.

The opportunity

- **14.00%[1] gross annual return** in the Dallas metro area
- **High-growth market** with 9.3% annual population growth expected
- **Differentiated product** offering single-family privacy with community amenities
- **Infrastructure advantage** less than one mile from $22 billion highway project

This type of fixed-return real estate investment helps the ***Income Real Estate Fund maintain its 7.75%² annualized distribution rate***, providing stability while traditional income products fluctuate with market conditions.

Ready to start earning passive income?

The Income Real Estate Fund focuses on income-oriented real estate investments designed to deliver consistent distributions through diversified holdings in growing markets. By investing in preferred equity positions and stabilized properties, the fund targets attractive risk-adjusted returns while providing access to institutional-quality real estate investments typically unavailable to individual investors.

Start investing

WEBSITE | BLOG | FAQ | LOGIN

Download on the App Store

GET IT ON Google Play

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1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of July 2025. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036